Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Overview

On October 17, 2025 (the “Closing Date”), RedHill Biopharma Ltd. (“RedHill” or the “Company”) completed a strategic transaction regarding its proprietary drug, Talicia®. The transaction was effected through the sale to Cumberland Pharmaceuticals Inc. (“Cumberland”) of a portion of its holdings in Talicia Holdings Inc. (“THI”), a newly formed entity incorporated in Delaware to hold the global rights to Talicia® and manage its commercialization worldwide.

Pursuant to a Stock Purchase Agreement, Cumberland agreed to invest $4.0 million in two equal tranches ($2.0 million of which was paid at closing and $2.0 million to be paid within 12 months), to acquire a 30% equity interest and joint control in THI (the “Transaction”). Following the Transaction, RedHill retains a 70% ownership interest in THI.

Concurrently with the Transaction, the parties established a new governance structure for THI. Under these provisions, the composition of THI’s Board of Directors and the voting rights attached to the shares result in a structure where effectively all decisions regarding the relevant activities of THI require the unanimous approval of both RedHill and Cumberland.

As a result of these governance rights, the Company determined that it lost control over THI and currently shares joint control (as defined in IFRS 11, Joint Arrangements) over THI together with Cumberland. Consequently, the Company deconsolidated THI as of the Closing Date and recognizes its retained interest as an investment in a Joint Venture.

Basis of Presentation

The following unaudited pro forma condensed consolidated financial information is intended to show how the Transaction might have affected the historical consolidated financial statements of the Company if it had been completed at an earlier time as indicated herein. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X and is based on the historical consolidated financial statements of RedHill.

The unaudited pro forma condensed consolidated financial information has been prepared to reflect the Transaction as if it had occurred on January 1, 2022 (the beginning of the earliest period presented) for the purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023, and 2022 and for the six months ended June 30, 2025 and 2024.

The unaudited pro forma condensed consolidated financial information and the accompanying notes should be read in conjunction with (i) the Company’s historical audited consolidated financial statements and the accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and (ii) the Company’s historical unaudited condensed consolidated financial statements included in the Company’s Interim Report on Form 6-K/A for the six months ended June 30, 2025.

The Transaction is accounted for as a loss of control of a subsidiary and the recognition of a retained investment in a Joint Venture. Since the Company has rights to THI's net assets, the retained 70% investment is accounted for under the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

Additionally, the Company determined that the Talicia® activity constitutes a business as defined in IFRS 3, Business Combinations. Due to the loss of control and subsequent deconsolidation, the historical results of the Talicia® activity are classified as discontinued operations in the pro forma statements of comprehensive loss in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is presented to illustrate the estimated effects of the Transaction. The unaudited pro forma condensed consolidated financial information does not purport to represent what the Company’s actual consolidated results of operations would have been had the Transaction occurred on the dates indicated, nor does it purport to project or predict the Company’s future consolidated results of operations. The unaudited pro forma condensed consolidated financial information is based on preliminary information and assumptions that the Company believes are reasonable as of the date of this filing; however, such information and assumptions are inherently uncertain, are subject to change and may be affected by factors beyond the Company’s control. As a result, actual results may differ materially from the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information does not reflect any (i) non-recurring transaction-related costs, expenses or charges (including professional fees and other costs) or (ii) any potential cost savings, synergies, dis-synergies, transition costs, stranded costs, changes in operating strategy, or other operating or financial impacts that may result from the Transaction, unless specifically stated in the unaudited pro forma condensed consolidated financial information and the accompanying notes.

The Company undertakes no obligation to update or revise the unaudited pro forma condensed consolidated financial information to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by applicable law.

The fair value of the retained investment and related pro forma adjustments were determined based on management’s estimates and assumptions as of the date of this filing, including assumptions regarding future cash flows, discount rates and other valuation inputs. These estimates and assumptions are inherently subjective and involve significant judgment. Changes in facts, circumstances or assumptions, including changes in market conditions, regulatory developments, commercialization performance and other factors, could have a material effect on the estimated fair value of the retained investment.

REDHILL BIOPHARMA LTD.
Unaudited Pro Forma Condensed Consolidated Interim Statement of Comprehensive Loss
For the Six Months Ended June 30, 2025
(U.S. dollars in thousands)

	As Reported	Transaction Accounting Adjustments	Notes	Pro Forma

NET REVENUES	4,079	(3,815)	(a)	264
COST OF REVENUES	1,607	(1,607)	(a)	—
GROSS PROFIT	2,472	(2,208)		264
RESEARCH AND DEVELOPMENT EXPENSES	964	—		964
SELLING AND MARKETING EXPENSES	2,035	(1,617)	(a)	418
GENERAL AND ADMINISTRATIVE EXPENSES	3,851	(1,784)	(a)	2,067
SHARE IN LOSS OF EQUITY METHOD INVESTEE		835	(b)	835
OPERATING INCOME (LOSS)	(4,378)	358		(4,020)
FINANCIAL INCOME	1,338	—		1,338
FINANCIAL EXPENSES	1,093	—		1,093
FINANCIAL INCOME, net	245	—		245
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(4,133)	358		(3,775)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.00			0.00
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	18,030,006			18,030,006

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

REDHILL BIOPHARMA LTD.
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2024
(U.S. dollars in thousands)

	As Reported	Transaction Accounting Adjustments	Notes	Pro Forma

NET REVENUES	8,043	(8,977)	(a)	(934)
COST OF REVENUES	3,192	(3,449)	(a)	(257)
GROSS PROFIT	4,851	(5,528)		(677)
RESEARCH AND DEVELOPMENT EXPENSES	1,588	—		1,588
SELLING AND MARKETING EXPENSES	5,950	(5,156)	(a)	794
GENERAL AND ADMINISTRATIVE EXPENSES	9,567	(5,510)	(a)	4,057
OTHER INCOME (EXPENSES)	(2,359)	—		(2,359)
SHARE IN LOSS OF EQUITY METHOD INVESTEE	—	3,596	(b)	3,596
OPERATING INCOME (LOSS)	(14,613)	1,542		(13,071)
FINANCIAL INCOME	8,401	—		8,401
FINANCIAL EXPENSES	2,056	—		2,056
FINANCIAL INCOME, net	6,345	—		6,345
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(8,268)	1,542		(6,726)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.00			0.00
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	12,322,721			12,322,721

 See accompanying notes to the unaudited pro forma condensed consolidated financial information.

REDHILL BIOPHARMA LTD.
Unaudited Pro Forma Condensed Consolidated Interim Statement of Comprehensive Loss
For the Six Months Ended June 30, 2024
(U.S. dollars in thousands)

	As Reported	Transaction Accounting Adjustments	Notes	Pro Forma

NET REVENUES	2,572	(3,494)	(a)	(922)
COST OF REVENUES	1,404	(1,712)	(a)	(308)
GROSS PROFIT	1,168	(1,782)		(614)
RESEARCH AND DEVELOPMENT EXPENSES	659	—		659
SELLING AND MARKETING EXPENSES	3,487	(3,134)	(a)	353
GENERAL AND ADMINISTRATIVE EXPENSES	5,470	(3,002)	(a)	2,468
SHARE IN LOSS OF EQUITY METHOD INVESTEE	—	3,047	(b)	3,047
OPERATING INCOME (LOSS)	(8,448)	1,307		(7,141)
FINANCIAL INCOME	7,157	—		7,157
FINANCIAL EXPENSES	1,797	—		1,797
FINANCIAL INCOME, net	5,360	—		5,360
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,088)	1,307		(1,781)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.00	—		0.00
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	11,760,458	—		11,760,458

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

REDHILL BIOPHARMA LTD.
Unaudited Pro Forma Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2023
(U.S. dollars in thousands)

	As Reported	Transaction Accounting Adjustments	Notes	Pro Forma

NET REVENUES	6,530	(8,834)	(a)	(2,304)
COST OF REVENUES	3,459	(3,940)	(a)	(481)
GROSS PROFIT	3,071	(4,894)		(1,823)
RESEARCH AND DEVELOPMENT EXPENSES	3,528	—		3,528
SELLING AND MARKETING EXPENSES	14,756	(6,751)	(a)	8,005
GENERAL AND ADMINISTRATIVE EXPENSES	16,219	(5,305)	(a)	10,914
OTHER INCOME (EXPENSES)	44,064	—		44,064
SHARE IN LOSS OF EQUITY METHOD INVESTEE	—	5,013	(b)	5,013
OPERATING INCOME (LOSS)	12,632	2,149		14,781
FINANCIAL INCOME	20,889	—		20,889
FINANCIAL EXPENSES	9,605	—		9,605
FINANCIAL INCOME, net	11,284	—		11,284
INCOME AND COMPREHENSIVE INCOME FOR THE PERIOD	23,916	2,149		26,065
INCOME PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.01			0.01
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	2,591,222			2,591,222

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

REDHILL BIOPHARMA LTD.
Unaudited Pro Forma Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2022
      (U.S. dollars in thousands)

	As Reported	Transaction Accounting Adjustments	Notes	Pro Forma

NET REVENUES	61,800	(9,693)	(a)	52,107
COST OF REVENUES	33,337	(4,611)	(a)	28,726
GROSS PROFIT	28,463	(5,082)		23,381
RESEARCH AND DEVELOPMENT EXPENSES	7,279	—		7,279
SELLING AND MARKETING EXPENSES	35,442	(15,192)	(a)	20,250
GENERAL AND ADMINISTRATIVE EXPENSES	28,586	(8,181)	(a)	20,405
OTHER INCOME (EXPENSES)	—	9,478	(a)	9,478
SHARE IN LOSS OF EQUITY METHOD INVESTEE	—	12,804	(b)	12,804
OPERATING INCOME (LOSS)	(42,844)	14,965		(27,879)
FINANCIAL INCOME	13,562	—		13,562
FINANCIAL EXPENSES	42,387	—		42,387
FINANCIAL INCOME, net	(28,825)	—		(28,825)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(71,669)	14,965		(56,704)
LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.12			0.09
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	616,299			616,299

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

REDHILL BIOPHARMA LTD.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Pro Forma Adjustments to the Statements of Comprehensive Loss

The pro forma adjustments to the Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss for the six months ended June 30, 2025 and 2024 and the Audited Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022, reflect pro forma adjustments giving effect to the Transaction, including the transition of the Talicia® activity from consolidation to a deconsolidated equity method investment:

(a) Discontinued Operations (Talicia® Activity) reflects the elimination of the results of the Talicia® activity from  the Company’s continuing operations. The adjustments were determined as follows:

•
Net Revenues and Cost of Revenues: Represent the elimination of Net Revenues and Cost of Revenues directly attributable to Talicia®. Revenues and costs associated with other commercial products recognized during the respective periods have not been eliminated and remain in the pro forma continuing operations.

•	Operating Expenses (Direct and Allocated): Represent the elimination of Operating Expenses attributable to the Talicia® activity.

o
For the year ended December 31, 2024 and the six months ended June 30, 2025 and 2024, the adjustments reflect the elimination of expenses directly attributable to the Talicia® activity, which essentially constituted the entirety of the Commercial Operations segment’s operating expenses during these periods.

o
For the years ended December 31, 2023 and 2022, during which the Commercial Operations segment supported multiple products, the adjustments reflect the elimination of direct expenses identifiable to the Talicia® activity, as well as a relative allocation of shared commercial infrastructure costs based on management’s estimates of the resources utilized by the Talicia® activity.

•	Other Income and Financial Income (Expenses), net:

o
The “As Reported” amounts have not been eliminated and remain in continuing operations (Pro Forma). These amounts primarily relate to a legacy commercial product (Movantik®) and/or financing activities that were not transferred to the equity method investee.

o
For the year ended December 31, 2022, the Transaction Accounting Adjustments for the “Other Income (Expenses)” line item reflect the recognition of the estimated gain on deconsolidation of THI, net of estimated transaction costs, to reflect the Transaction as if it had occurred on January 1, 2022.

(b) Share of Loss of Equity Method Investee reflects the recognition of the Company’s 70% share of the net loss of the deconsolidated Talicia® activity for the respective periods, recorded as a single line item, “Share in loss of equity method investee”.